08004220

RECEIVED

25 Years
Apollo Hospitals
touching lives

Date : July 16, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

PROCESSED
AUG 13 2008
THOMSON REUTERS

Please find enclosed the disclosure as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of 3,952,398 equity shares sold by Fidelity Group. Copy of the disclosure received from Fidelity Group is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 8/11

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

No.	Name and Address of share holders	Shareholding prior to Acquisition / sale	No. and % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares - specify	Date of intimation to company	Mode of Acquisition on (Market Purchase / Public /rights preferential offer etc	No. and % of shares / voting rights acquired / sole ..	Trading member through whom the trase was executed with . SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
1	See attached Schedule for breakdown of funds under the management of FMR LLC and its direct & indirect subsidiaries and FIL Ltd and its direct and indirect subsidiaries Contact Details FIL Ltd Kingswood Fields Millifield Lane, Lower Kingswood Tadworth, Surrey KT20 6RB	5,010,055 8.54%	3,952,398 6.74%	7-Jul-08	Received intimation on 16th July 2008	Market Disposition	1,057,657 1.80%	India Infoline Securities Private Ltd SEBI. Regn No. INB231097537	BSE			3,952,398	Rs.500 per share

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 16th July 2008

Fidelity INTERNATIONAL

Kingswood Fields,
Millfield Lane,
Lower Kingswood,
Tadworth, Surrey KT20 6RB

Telephone: (01732) 361144
Fax: (01732) 838886

Apollo Hospitals Enterprise Ltd
21 Greams Lane
Off Greams Road
Chennai, 600 006
INDIA

Att: Company Secretary

Fax: 00 91 44 2829 3524
Tel: 00 91 44 2829 0200 / 3333

08 July 2008

Dear Sir/Madam:

Enclosed please find a copy of regulatory filings for **Apollo Hospitals Enterprise Ltd.**

- Regulatory filing required under Regulation 13 (3) and (6) of SEBI (Prohibition of Insider Trading) Regulations of 1992.

Please be advised that, with effect from 1 February 2008, Fidelity International Limited (domiciled in Bermuda under company number EC 01462 and with a registered office at Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda) has changed its name to FIL Limited.

This is a change of name only. It has no impact on the corporate structure, governance or ownership of the Fidelity International group and does not affect the company's business activities, including any contracts or commitments entered into in the name of Fidelity International Limited.

If you have any questions please contact Evangelos Karatzas on email fil-regulatoryreporting@fil.com or via Fax on 01737 837 450.

Yours faithfully

Evangelos Karatzas
Regulatory Reporting Analyst

APOLLO HOSPITALS ENTERPRISE LTD.
16 JUL 2008

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of person holding 5% or more/less shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition/ disposition	No.and percentage of shares /voting rights acquired/ disposed	Date of receipt of allotment /advice. Date of acquisition/ disposition (specify)	Date of notification to Company	Mode of transaction (market purchase/public/rights/preferential offer etc.)	Shareholding subsequent to acquisition/ disposition	Trading member through whom the trade was executed with SEBI Registration No.of the TM	Exchange on which the trade was executed	Trade quantity	Trade value Indian Rupee
1	2	3	4	5	6	7	8	9	10	11
See attached Schedule for breakdown of funds under the management of FMR LLC and its direct and indirect subsidiaries and FIL Limited and its direct and indirect subsidiaries **Contact Details** FIL Ltd. Kingswood Fields Millfield Lane, Lower Kingswood Tadworth, Surrey, KT20 6RB Fax: +44 1737 837 450 Email: fil-regulatoryreporting@fil.com	5,010,055 8.54%	3,952,398 6.74%	07 July 2008	08 July 2008	Market disposition	1,057,657 1.80%	India Infoline Securities Private Ltd. SEBI Registration No: NSE: INB231097537	Mumbai	3,952,398	500.00

By [signature]
Michael Hepworth
Regulatory Reporting Senior Manager
Duly authorized under Powers of Attorney effective June 2, 2008 by Scott Goebel by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	127,784	0.22%
FA HEALTH CARE FUND	103,739	0.18%
SELECT HEALTH CARE	333,733	0.57%
SELECT MEDICAL DELIVERY	478,956	0.81%
FIMM LLC INDIAN RUPEE SUB PLT	1,500	0.00%
VIP HEALTHCARE	11,845	0.02%
VIP III MID CAP PORTFOLIO	100	0.00%
Total	**1,057,657**	**1.80%**

RECEIVED

2008 AUG 11 A 10:07

25 Years
Apollo Hospitals
touching lives

AHEL / SEC / 2008

19th July 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 30th June 2008 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

1 For Quarter Ended	**30th June 2008**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,86,85,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,86,85,702	
National Stock Exchange Ltd	5,86,85,702	
12 Held in dematerialized form in CDSL	51,12,195	8.71%
13 Held in dematerialized form in NSDL	4,89,52,075	83.41%
14 Physical	46,21,432	7.88%
15 Total No. of shares (12+13+14)	5,86,85,702	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMI SUBRAMANIAN & ASSOCIATES CHENNAI-6.

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

July 4, 2008

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2008
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th June 2008.

Thanking You,

Yours faithfully,

For M/s. Lakshmmi Subramanian & Associates

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th June 2008**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,86,85,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,86,85,702	
National Stock Exchange Ltd	5,86,85,702	
12 Held in dematerialized form in CDSL	51,12,195	8.71%
13 Held in dematerialized form in NSDL	4,89,52,075	83.41%
14 Physical	46,21,432	7.88%
15 Total No. of shares (12+13+14)	5,86,85,702	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMI SUBRAMANIAN & ASSOCIATES CHENNAI 6

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---------	--------------	Nil -----	-----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A
19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil
20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73
24 Appointment of common agency for share registry work — If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

END

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil-------------------------

CERTIFIED

LAKSHMMI SUBRAMANIAN, B.Com., A.C.S
CP No. 1087

Mrs. LAKSHMMI